SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

(Final Amendment)

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Insight Communications Company, Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

45768V 10 8 (Class A Common Stock)

45768V 20 7 (Class B Common Stock)

(CUSIP Number of Class of Underlying Securities)

Elliot Brecher, Esq.

Senior Vice President and General Counsel

Insight Communications Company, Inc.

810 Seventh Avenue

New York, New York 10019

(917) 286-2300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert L. Winikoff, Esq.

Joseph H. Schmitt, Esq.

Sonnenschein Nath & Rosenthal LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$12,549,457	$1,016

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 2,852,932 shares of common stock of Insight Communications Company, Inc. having an aggregate value of $12,549,457 as of November 5, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with a previous filing of this Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form of Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Insight Communications Company, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by the Company to exchange certain outstanding employee options to purchase its common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 7, 2003, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement.

Item 4.	Terms of the Transaction.

Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended and supplemented to add the following:

The Offer expired at 5:00 p.m., Eastern Time, on December 9, 2003. Pursuant to the Offer, the Company accepted for exchange eligible options to purchase 2,802,314 shares of the Company’s common stock, representing 98% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions set forth in the Offer to Exchange, the Company will grant 1,646,674 replacement options in exchange for the eligible options accepted for exchange.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Insight Communications Company, Inc.

By:	/S/ ELLIOT BRECHER
Name:	Elliot Brecher
Title:	Senior Vice President, General Counsel

Date: December 12, 2003